Exhibit 99.8

Common TV Address

INFOSYS

common TV ADDRESS

Q2-FY 2014 RESULTS

October 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

S. D. Shibulal

Good morning everyone. It is a pleasure to talk to all of you. In Q2, we have done fairly well. Our revenue grew by 3.8% in reported currency and in constant currency terms, by 4.2%. Volumes grew by 3.1%, 0.7% onsite and 4.3% offshore. We had strong client additions in Q2. We added 68 new clients, net client addition of 37. Out of the 37 new clients net additions we had, 5 are US Fortune 500 and 4 are Global Fortune 500. We also had good deal wins. We had 5 large wins in Q2. Generally when we categorize large opportunities, these are $50 mn plus and multi-year opportunities.

Pricing has remained stable. In reported currency terms, it improved by 0.6%; in constant currency terms it improved by 0.9%. Onsite improved in constant currency terms 1.7% and offshore by 2%.

The growth has been all around. The top 25 clients grew by 3.8% and the non-top 25 grew by 3.7% (in reported terms). Verticals have shown growth. In the Products & Platforms side we had 15 new wins, which we added in Q2.

We are entering Q3 and Q4. Q3 and Q4 are generally soft quarters for us. In Q3, we have holidays and furloughs. In Q4 the new budgets get closed. At the same time, we have to close the opportunities and start realizing revenue from them.

We have also seen some weakness in one of our strong verticals –Retail & CPG. There are concerns over holiday spend and government shutdown and that is impacting their decision-making capability. Retail & CPG are strong verticals for us and we have seen some weakness.

As I have said in the past, our guidance is always a statement of fact. We have revised our guidance from 6%-10% earlier to 9%-10% in reported currency terms, which is 9.9% -10.9% in constant currency terms.

Thank you.

Rajiv Bansal

Good morning everyone. Just to give you a flavor on the margin:

Our EPS for the quarter is at Rs. 42.12. This includes a provision of Rs. 219 crores for visa related matters. EPS without this is Rs. 45.96 a growth of 10.6%. The operating margin for the quarter is at 21.9%, this is 1.7% lower than the previous quarter. Excluding the provision for visa related matters, the margin is at 23.6%, same as last quarter.

We have seen significant volatility in the currency during the quarter with rupee depreciating by 16% intra-quarter and 11% on a quarter-to-quarter basis. We have outstanding hedges of $1.1 bn as of September end. We had given 8% compensation hike to our sales folks effective 1st May. We have also given 8% increase to our employees in India and 3% hike to employees onsite effective 1st July. This had impacted our margins for Q2 by about 300 basis points. The rupee depreciation of 11%, gave us a gain of 250 basis points on the margin front which was offset by the 300 basis point impact because of wage hike during the quarter.

If we look at the operational parameters that Shibulal was talking about, we have done reasonably well. Our utilization for the quarter has gone up to 77.5% excluding trainees from 74.3% last quarter (IT services). The volumes have seen an increase of 3.1% on a sequential basis. Our onsite effort mix is down to 31.2% from 32% last quarter (IT services). Our cash and cash equivalents are at Rs. 26,907 crores and our DSO is at about 62 days for the quarter.

We have revised our rupee guidance to 21%-22% for FY14. We have converted our dollar guidance of 9%-10% and used an exchange rate of Rs. 62.61 for the next 2 quarters.

With this we can take the questions.

Moderator

Thank you Shibu. Thank you Rajiv. We have got questions from investor analysts from across the country. The first question is for Rajiv, comes from Ankur Rudra from Ambit Capital and Sandeep Shah from CIMB. The top end of FY14 guidance at 10% assumes a quarter on quarter revenue decline in Q3 and Q4. Coming on the back of a strong H1, what explains this expected weakness in H2, which has prevented an uptick at the top end which still stands at 10%?

S.D. Shibulal

As I said, Q3 and Q4 are historically soft quarters for us. In Q3 you have holidays and furloughs. Furloughs can be quite surprising sometimes. Also in one of our strong industry verticals, which is Retail, we are seeing some weakness because of concerns about holiday spend as well as government shutdown. As Rajiv and I have said in the past, our guidance is a statement of fact. We have revised our guidance to 9%-10%, which is 9.9% to 10.9% in constant currency terms and as we stand here today, that is a statement of fact.

Moderator

Thank you Shibu. The next question is from Ananth Narayan from Credit Suisse, Debashish Mazumdar from Techno Shares and Rishi Jhunjhunwala from Goldman Sachs. They have the same question which is; what is driving the recent management churn at Infosys? Can you comment on the impact of the same on employee morale, client relationship?

S. D. Shibulal

We are an organization with enormous amount of bandwidth in the leadership. We had setup the Infosys Leadership Institute in 2010 which worked with our leaders to enhance their capabilities, to bridge any gaps they may have. We have Tier-1 leadership of about 45-50 people, Tier-2 about 150 people and about 350 people in the Tier-3. So as an organization, we have invested in our leadership. We have built a strong leadership cadre. We have a strong leadership pipeline in place. Addressing some of the specific changes, of course you know that Ashok Vemuri resigned and we now have Sanjay Jalona, who has taken over the Manufacturing segment. The transition is complete and things are in progress. Of course, any exit can be of concern. We communicate very closely. We communicate very actively with our employees on these matters.

Moderator

Thank you Shibu. The last question is from Sandeep Shah at CIMB. He asks with the guidance being rebased at Rs. 62.61 compared to earlier levels of Rs. 59.39, how does the management plan to use the benefits of a weaker rupee?

Rajiv Bansal

The currency has been very-very volatile and we have seen almost 16% intra-quarter movement on rupee and an average movement of about 11%. If you look at the margins profile of the company in the last 3 quarters, our operating margins have remained flat at 23.5%. Any benefit that we are getting because of growth, because of improvement in operational parameters, because of rupee benefit, is being ploughed back into the business. Last quarter we gave wage hike to our employees. We are ensuring that their variable payouts are good. We have restructured our compensation structure to increase the fixed component of the salaries. We are also ensuring that the bonuses are paid out in decent numbers. So I think a lot of these investments are going back to the employees. We are also investing heavily into our sales engine. As Mr. Murthy had articulated, one of the key initiatives is the sales effectiveness and so we are investing heavily into our sales engine. We are investing into tools, quality, and productivity. So I think we are investing a lot of these gains that we are getting from the rupee depreciation back in the business, to sustain the kind of growth that we want to pursue.

Moderator

Thank you Rajiv. With that we come to the end of the Common TV Address. Thank you so much for joining us today.